SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 14 )

AMERICAN WOODMARK CORPORATION
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

030506 10 9
(CUSIP Number)

Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d.7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

CUSIP Number: 030506 10 9
1.	Name of Reporting Person: S.S. or I.R.S. Identification Number of Above Person:	William F. Brandt, Jr. ###-##-####
2.	Check the Appropriate box if Member of A Group* (a) ____ (b) ____	Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization:	United States
	Number of Shares Beneficially Owned By Each Reporting Person With:
5.	Sole Voting Power:	2,202,374
6.	Shared Voting Power:	24,994
7.	Sole Dispositive Power:	2,202,374
8.	Shared Dispositive Power:	24,994
9.	Aggregate Amount Beneficially Owned By Each Reporting Person:	2,227,368
10.	Check Box if the Aggregrate Amount in Row (9) Excludes Certain Shares	__X__
11.	Percent of Class Represented by Amount in Row 9:	27.6%
12.	Type of Reporting Person:	IN

Schedule 13G/A
Item 1 (a).	Name of Issuer	American Woodmark Corporation
Item 1 (b).	Address of Issuer's Principal Executive Offices:	3102 Shawnee Drive Winchester, VA 22601
Item 2 (a).	Name of Person Filing:	William F. Brandt, Jr.
Item 2 (b).	Address of Principal Business Office, or, if none, Residence:	3102 Shawnee Drive Winchester, VA 22601
Item 2 (c).	Citizenship:	United States
Item 2 (d).	Title of Class of Securities:	Common Stock, No Par Value
Item 2 (e).	CUSIP Number:	030506 10 9
Item 3.	Not Applicable
Item 4.	Ownership:
	(a). Amount Beneficially Owned:	2,227,368
	(b). Percent of Class:	27.6%
(c). Number of Shares as to which Such Person Has:
	(i) Sole Power to Vote or to Direct the Vote:	2,202,374
	(ii) Shared Power to Dispose or to Direct the Vote:	24,994
	(iii) Sole Power to Dispose or to Direct the Disposition:	2,202,374
	(iv) Shared Power to Dispose or to Direct the Disposition:	24,994

The foregoing stock ownership figures do not include 54,952 shares owned by Mr. Brandt's wife as trustee for the benefit of their children, and Mr. Brandt disclaims beneficial ownership of such shares for purposes of Sections 13(d) and 13 (g) of the Securities Exchange Act. The foregoing figures do include 24,994 shares held in the Brandt Family Foundation and options exercisable by Mr. Brandt, within 60 days of December 31, 2000, of 80,333.

Item 5.	Ownership of Five Percent or Less of a Class:	Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:	Not Applicable
Item 7.	Identification and Classification of the Subsidiary which acquired the Security being reported on by the Parent Holding Company:	Not Applicable
Item 8.	Identification and Classification of Members of the Group:	Not Applicable
Item 9.	Notice of Dissolution of Group:	Not Applicable
Item 10.	Certification:	Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2001

/s/ WILLIAM F. BRANDT, JR.